VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

February 17, 2022

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re: Viking Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2020

File No. 000-29219

Filed March 25, 2021

Dear Mr. Cannarella:

On behalf of Viking Energy Group, Inc., (the “Company” or “Viking”), we are submitting the following supplemental information to the Company’s December 22, 2021 response previously submitted to the Securities and Exchange Commission (the “SEC” or the “Commission”) relating to comments the SEC’s staff (“Staff”) had on the Company’s Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 25, 2021 (the “2020 10-K”).

Pursuant to prior conversations, and at the request of the Staff, the Company has not filed any restatements referenced in the correspondence sent by the Company to the SEC on December 22, 2021, which was in in response to the SEC’s December 17, 2021 letter regarding the Company’s 2020 10-K. As of the date hereof, the Company has not received a response to its letter of December 22, 2021.

This supplemental information is in response to a February 9, 2022 phone conference between Staff personnel and representatives of the Company, which included discussion regarding a Certificate of Correction filed in January 2022 (the “January Correction”) to the Viking Series C Preferred Stock Certificate of Designation (the “COD”) and to specifically address a question presented by Mr. Brad Skinner as to whether the content of our phone conference negated our responses to comments 3,4 and 5 of our December 22, 2021 correspondence.

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Summary

•	SEC’s Question: Did the January Correction negate the Company’s responses to comments 3, 4 and 5 within the Company’s letter dated December 22, 2021?

•	Company Response: No. The purpose of the January Correction was to correct an error that came to light in the course of reviewing items as part of this process and not to negate prior responses.

Reason for January Correction

On January 21, 2022, the Company filed a Current Report on Form 8-K regarding the January Correction to correct an error discovered during the process of responding to the Staff’s comment letters. This correction, as explained below, pertains to Viking’s Series C Preferred Stock (the “Preferred Stock”), and an error made in December 2020 relative to a modification of the rights associated with the Preferred Stock after the February 2020 merger agreement, as amended, between the Company and Camber Energy, Inc. (“Camber”) (the “2020 Merger Agreement”) was terminated.

As mentioned in prior correspondence to the Staff, the Company modified the COD in August 2020 to adjust the Preferred Stock’s voting rights from 37,500:1 to 4,900:1, and concurrently modified the Preferred Stock’s conversion rights to common stock of the Company from 1:1 to 4,900:1. These modifications were made solely to facilitate the 2020 Merger Agreement and in prior correspondence we detailed:

•	the reason for the changes

•	the exchange of value associated with voting control previously held by Mr. Doris as the sole holder of the Preferred Stock; and

•	the estimated value from the proposed exchange of shares with Camber upon completion of the then planned merger.

The 2020 Merger Agreement was terminated in December 2020, and the Company filed an amendment to the COD (the “December COD Amendment”) with the intent of restoring the rights associated with the Preferred Stock to those immediately prior to the August 2020 modification in the event a combination with Camber did not occur as detailed in Section 6(b) of the COD.

The Error

The mistake that occurred was changing the conversion rights to be the same as the voting rights, which conversion rights did not correspond with those prior to August 2020. Because the objective of the December COD Amendment was to undo the August modifications which were necessary to effect the terms of the 2020 Merger Agreement, the conversion ratio should have reverted to 1:1, but instead the conversion rights were mistakenly modified to have the same ratio as the voting rights.

Summary of Changes to Characteristics of the Preferred Stock / Inconsistency from Mistake

The following is a summary of the changes to the Preferred Stock rights, to provide a visual summary of what the Company has done, and the inconsistency represented by the mistake in December 2020:

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Summary of Preferred Stock Changes
Preferred Authorized - 5,000,000 / Designated 50,000 as Series C Preferred
October 3, 2012 - Preferred Shares Issued - 28,092

Date		Transaction Description	Change in # Shares	Cumulative # of Preferred Shares	# Votes Per Share	Total Votes Attributable to Preferred Shares	Conversion Ratio to Common	Common Stock Equivalents

10/3/2012		Initial Issuance	28,092	28,092	2,000	56,184,000	1	28,092
4/12/2017		Amendment - increase votes	-	28,092	10,000	280,920,000	1	28,092
9/5/2019		Amendment - increase votes	-	28,092	32,500	912,990,000	1	28,092
6/17/2020		Amendment - increase votes	-	28,092	37,500	1,053,450,000	1	28,092
8/31/2020		Amendment - increase votes / conversion ratio	-	28,092	4,900	137,650,800	4,900	137,650,800
12/24/2020		Amendment - increase votes / conversion ratio - insert new section 4(b) and 6(b) (Camber specific)	-	28,092	37,500	1,053,450,000	37,500 (A)	1,053,450,000

	(A)	mistaken change in conversion ratio corrected in January 2022

4(b) - Notwithshanding Paragraph 4(a) above, so long as Camber Energy, Inc. ("Camber") owns or is entitled to own at least 51% of the outstanding shares of Common Stock and James Doris remains a director and Chief Executive Officer of Camber, each share of Preferred Stock shall not be entitled to any votes on matters submitted to a vote of the stockholders of the Corporation

6(b) - Upon any business combination or merger between Camber and Viking such that Camber acquires substantially all of the outstanding Common Stock or substantially all of Viking's assets (a "Combination"), the Corporation shall ensure that the Preferred Stock is convertible into the greater of: (i) 25,000,000 common shares of Camber (or a number of preferred shares of Camber convertible into such number of common shares of Camber); or (ii) that number of common shares of Camber that 25,000,000 shares of Common Stock would be convertible or exchange int in the Combination (or a number of preferred shares of Camber convertible into such number of common shares of Camber).

11/18/2021		Correction of 12/24/20 Amendment - Sections 4(a) and 4(b)	-	28,092	0(B)	0(B)	37,500(C)	1,053,450,000

	(B)	prohibits Viking Series C from any votes through th later of July 1, 2022 or date Camber no longer owns or is entitled to 51%
	(C)	mistaken change in conversion ratio still not noticed at this point

4(a) - Subject to the provision for adjustment hereinafter set forth, and subject to Paragraph 4(b) below, each share of Preferred Stock shall not entitle the holder  thereof to any votes on matters submitted to a vote of the stockholders of the Corporation.  In the event the Corporation shall at any time on or after the date that Preferred Stock has been issued ("Distribution Date") declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock, (by reclassification or otherwise than by payment of a dividend in shares of Common  Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denbominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

4(b) - Notwithshanding Paragraph 4(a) above, each share of Preferred Stock shall entitle the holder thereof to 37,500 votes on all matters submitted to a vote of the stockholders of the Corporation on the later of: (i) July 1, 2022; or (ii) the date on which Camber Energy, Inc. ("Camber") no longer owns or is entitled to own at least 51% of the outstanding shares of the Corporation's Common Stock.

1/20/2022		Correction of 12/24/20 Amendment - Section 6(a)	-	28,092	0	0	1(D)	28,092

	(D)	corrects mistaken change in conversion ratio from Decebemer 2020

6(a) Right to Convert. Subject to Paragraph 6(b) and Paragraphs 6(d)-(f) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one (1) share of fully paid and non-assessable Common Stock (the “Conversion Rate”).

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Correction Does Not Negate Prior Responses

The Company does not believe the responses previously provided have been negated as a result of filing the January Correction. The correction was filed simply to correct the mistake.

In both August, 2020 and December of 2020, changes were made to the characteristics of the Preferred Stock in connection with specific events (i.e. proposed merger, termination of merger agreement, and potential new combination arrangement).

Valuations of Preferred Stock

In 2021 the Company engaged independent third parties to value the Preferred Stock for certain purposes, the results of which have been shared with the SEC in previous correspondence. The January Correction does not impact or negate such valuations as the conversion ratio of the Preferred Stock as outlined in the COD on December 24, 2020 was not the determining factor as of that date.

If the valuations were driven by the conversation ratio set out in the December COD Amendment, i.e. 37,500:1, which would have allowed for a billion shares to be issued upon conversion, it would have provided for an unattainable and unintended result.

Accounting Treatment Associated with Changes to the COD

The Company acknowledges the modifications to the COD, specifically as it relates to modifying the conversion rights of the Preferred Stock, caused the necessity of valuing the modifications for the potential of recording a deemed dividend, and that the Company did not reflect a deemed dividend in its Form 10Q for the quarter ending September 30, 2020 or in the 2020 10-K.

The Company is currently in the process of preparing its Form 10-K for the fiscal year ending December 31, 2021. As we have not yet received any response to our December 22, 2021 correspondence, we are concerned about the timing associated with these restatements and their impact on our ability to meet our filing deadlines.

The Company has proposed and continues to be willing to restate the financial statements as suggested in our prior correspondence. We have not done so, as we were advised by Staff to wait for a completion of your review process.

The Company has provided the reasoning for the correction in January and has explained that it has not negated our correspondence from December 22, 2021. We have provided the details of how the independent appraisals of fair value have been determined and have not suggested any adjustments to those values as a result of the correction that was filed.

The Company recognized a net loss of approximately $62 million for the year ended December 31, 2020. The net loss attributable to common shareholders after restating the financial statements to reflect a deemed dividend of approximately $20 million, would increase to approximately $82 million. The deemed dividend would not create a charge to the statement of operations, but instead would only effect the EPS attributable to common shareholders. The effect on EPS to the common shareholders would be an increase in the loss from ($2.42) per share to ($3.10) per share, an increase of ($0.68) per share.

Proposed Next Step

At this point, the Company believes the deemed dividends should be accounted for prospectively, commencing with the December 31, 2021 10-K. The filing of restatements at this late date would not provide the investor public with any information that could not be appropriately provided through the timely filing of the December 31, 2021 10-K.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer

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